June 6, 2006
                                                           Via Fax 202-772-9210


Mr. Mark P. Shuman
Securities and Exchange Commission
450 5th Street NW
Washington, DC  20547

Re:      Alanco Technologies, Inc.
         CIK 0000098618
         File #333-131140 - S-3 Registration Statement
         Filed January 19, 2006

Dear Mr. Shuman:

With regard to the above-referenced filing, we have completed the review process with the SEC Accounting staff. Per your instructions, we have updated our previous S-3 Registration Statement. The amended S-3, filed on this date, is marked to indicate our changes.

We hereby request acceleration of this S-3 Registration Statement to be effective on June 9, 2006, by 9:30 a.m. EDT or as soon as possible thereafter.

We hereby acknowledge that:

    o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
    o the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
    o the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance.

Very truly yours,

/s/Adele L. Mackintosh

Adele L. Mackintosh
Corporate Secretary
480-505-4857